UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

Form U5S
Annual Report

For the Fiscal Year Ended September 30, 2003

________________

Filed Pursuant to the

Public Utility Holding Company Act of 1935

By

WGL Holdings, Inc.

101 Constitution Ave., N.W.
Washington, D.C. 20080

________________

Notice and correspondence concerning this Statement should be addressed to

Mr. Douglas Pope, Secretary
WGL Holdings, Inc.
101 Constitution Ave., N.W.
Washington, D.C. 20080

TO THE SECURITIES AND EXCHANGE COMMISSION:

This report is filed in compliance with the terms and conditions of the Form U5S under the Public Utility Holding Act of 1935.

Confidential treatment is requested for the WGL Holdings, Inc. response to certain information, pursuant to Rule 104(b). Instances in which WGL Holdings, Inc. is requesting such confidential treatment are identified immediately before the WGL Holdings, Inc. response and such requests are printed in bold Italics.

TABLE OF CONTENTS

			Page or
			Exhibit
ITEM 1.	System Companies and Investments Therein as of September 30, 2003		3
ITEM 2.	Acquisitions or Sales of Utility Assets		5
ITEM 3.	Issue, Sale, Pledge, Guarantee or Assumption of System Securities		5
ITEM 4.	Acquisition, Redemption or Retirement of System Securities		5
ITEM 5.	Investments in Securities of Nonsystem Companies		5
ITEM 6.	Officers and Directors		6
	PART I.	Name, Principal Address and Positions Held as of September 30, 2003	6
	PART II.	Financial Connections as of September 30, 2003	9
	PART III.	Compensation and Other Related Information	9
ITEM 7.	Contributions and Public Relations		10
ITEM 8.	Service, Sales and Construction Contracts		10
	Part I.	Intercompany Sales and Services	10
	Part II.	Contracts to Purchase Services or Goods Between Any System Company and Any Affiliate	10
	PART III.	Employment of Any Person by Any System Company for the Performance on a Continuing Basis of Management Services	10
ITEM 9.	Wholesale Generators and Foreign Utility Companies		10
ITEM 10.	Financial Statements and Exhibits		11
	Consolidating Financial Statements		11
	Exhibits		12
	Signature of Registrant’s Officer		12

ITEM 1.	System Companies and Investments therein as of September 30, 2003

	NUMBER OF
	COMMON	% OF	BOOK VALUE
	SHARES	VOTING	ISSUER	OWNER
COMPANY NAME (Company Abbreviation)	OWNED	POWER	($000)	($000)

Parent Holding Company

WGL Holdings, Inc. (Registrant WGL Holdings)

Statutory Subsidiaries

Washington Gas Light Company (Washington Gas)	46,479,536	100%	$778,502	$778,502

Hampshire Gas Company (Hampshire)	440,000	100%	6,196	6,196

Crab Run Gas Company (Crab Run)	500	100%	2,098	2,098

Washington Gas Resources Corp. (WGRC)	100	100%	47,134	47,134
American Combustion Industries, Inc. (ACI)	845	100%	5,407	5,407
Brandywood Estates, Inc. (Brandywood)*	100	100%	4,946	4,946
Washington Gas Credit Corporation (WGCC) (Note 1)	100	100%	379	379
Washington Gas Consumer Services, Inc. (Consumer Services)*	100	100%	(168)	(168)
Washington Gas Energy Services, Inc. (WGEServices)	500	100%	24,501	24,501
Washington Gas Energy Systems, Inc. (WGESystems)	500	100%	9,580	9,580
WG Maritime Plaza I, Inc. (WG Maritime)	100	100%	242	242

ITEM 1.	System Companies and Investments therein as of September 30, 2003 (Continued)

Notes:

(1)	Washington Gas Credit Corporation was incorporated in the state of Delaware on November 9, 2000. Washington Gas Credit Corporation offered financing to purchase gas appliances and other energy-related equipment. It is no longer making new loans, but it continues to service existing loans until they are fully amortized in approximately 2005.

*Inactive Subsidiary

ITEM 2.	Acquisitions or sales of utility assets

None

ITEM 3.	Issue, Sale, Pledge, Guarantee or Assumption of System Securities

Confidential Treatment for the following portion of WGL Holdings, Inc. response to this item is requested pursuant to Rule 104(b).

ITEM 4.	Acquisition, Redemption or Retirement of System Securities

Confidential Treatment for the following portion of WGL Holdings, Inc. response to this item is requested pursuant to Rule 104(b).

ITEM 5.	Investments in Securities of Nonsystem Companies

(1)      Aggregate number of investments in persons/entities operating in the retail service areas.

           None.

ITEM 6.	Officers and Directors

PART I.	Name, Principal Address and Positions Held as of September 30, 2003

	WGL	Washington
	Holdings	Gas	Crab Run	Hampshire	WGRC	ACI
Elizabeth M. Arnold (8)	VP	VP			D,P,VP	D
Michael D. Barnes(2)	D	D
Thomas F. Bonner(16)		VP
Mary Jean Brady (16)
Beverly J. Burke (1)	VP,GC	VP,GC
Daniel J. Callahan, III (4)	D	D
Robert E. Carlson(15)
Adrian P. Chapman (16)		VP		D
George P. Clancy (3)	D	D
James H. DeGraffenreidt, Jr.(1)	D,CH,CEO	D,CH,CEO	D,CH	D,CH	D,CH	D,CH
James W. Dyke, Jr. (17)	D	D
Melvyn J. Estrin (6)	D	D
Ralph E. Fisher (12)
Karen Hastie Williams (9)	D	D
Shelley C. Jennings (1)	TR	TR	TR	TR	TR
Frederic M. Kline(1)	VP,CFO	VP,CFO	D,VP	VP	D	D
Wilma Kumar- Rubock(16)		VP,CIO
James F. Lafond (18)	D	D
Debra L. Lee (5)	D	D
Patricia M. Lovelady (7)
George B. Mank (15)
Terry D. McCallister (8)	P,COO	P,COO	D,P	D,P
Anthony M. Nee (14)
Philip A. Odeen(13)	D	D
Mark P. O’Flynn(1)	CTR	CTR
Karen B. Pancost(14)			SEC	SEC	SEC
Douglas V. Pope(1)	SEC	SEC
Laura L. Shaw(10)
Roberta W. Sims(14)		VP
Robert A. Sykes(16)		VP
Craig Ward(11)						D,P
Harry A. Warren, Jr. (10)
James B. White (16)		VP
Phillip G. Woodyard(10)
Jeff Zarin (11)						SEC,TR
William Zielinski(11)						VP

See Page 8 for Notes and Position Symbol Key

ITEM 6.	Officers and Directors (Continued)

PART I.	Name, Principal Address and Positions Held as of September 30, 2003 (Continued)

			Consumer			WG
	Brandywood	WGCC	Services	WGEServices	WGESystems	Maritime
Elizabeth M. Arnold (8)		D,P	D,P,VP	D	D
Michael D. Barnes(2)
Thomas F. Bonner(16)
Mary Jean Brady (16)						D,VP
Beverly J. Burke (1)
Daniel J. Callahan, III (4)
Robert E. Carlson(15)					D,P,VP
Adrian P. Chapman (16)
George P. Clancy (3)
James H. DeGraffenreidt, Jr.(1)	D,CH	D,CH	D	D	D,CH
James W. Dyke, Jr. (17)
Melvyn J. Estrin (6)
Ralph E. Fisher (12)	D,VP
Karen Hastie Williams (9)
Shelley C. Jennings (1)	TR	TR	TR			TR
Frederic M. Kline(1)	D,P		D	D	D	D
Wilma Kumar- Rubock(16)
James F. Lafond (18)
Debra L. Lee (5)
Patricia M. Lovelady (7)				VP
George B. Mank (15)					TR
Terry D. McCallister (8)						D,P
Anthony M. Nee (14)				D
Philip A. Odeen(13)
Mark P. O’Flynn(1)
Karen B. Pancost(14)	SEC	SEC	SEC		SEC	SEC
Douglas V. Pope(1)
Laura L. Shaw(10)				SEC
Roberta W. Sims(14)						D
Robert A. Sykes(16)
Craig Ward(11)					D,CEO
Harry A. Warren, Jr. (10)				D,P
James B. White (16)
Phillip G. Woodyard(10)				VP,TR
Jeff Zarin(11)
William Zielinski(11)

See Page 8 for Notes and Position Symbol Key

ITEM 6.	Officers and Directors (Continued)

PART I.	Name, Principal Address and Positions Held as of September 30, 2003 (Continued)

     Position Symbol Key:

CH	-	Chairman of the Board of Directors	D	-	Director
CEO	-	Chief Executive Officer	CFO	-	Chief Financial Officer
P	-	President	CIO	-	Chief Information Officer
COO	-	Chief Operating Officer	TR	-	Treasurer
SVP	-	Senior Vice President	SEC	-	Secretary
VP	-	Vice President	CTR	-	Controller
GC	-	General Counsel

     Notes—Business Addresses of Officers and Directors:

(1)	WGL Holdings, Inc., 101 Constitution Ave. N.W., Washington, D.C. 20080
(2)	Brady Campaign and Brady Ctr., Suite 1100—1225 Eye Street, N.W., Washington, D.C. 20005
(3)	Chevy Chase Bank, FSB,—7501 Wisconsin Avenue, Bethesda, MD 20814
(4)	The Morris and Gwendolyn Cafritz Foundation, 14th Floor—1825 K Street, N.W. Washington D.C. 20006
(5)	BET Holdings Inc., One BET Plaza, 1235 W Street, N.E., Washington, D.C. 20018
(6)	Estrin International, Suite 600—7200 Wisconsin Avenue, Bethesda, MD 20814
(7)	Suite 105—110 West Road, Towson, MD 21204
(8)	WGL Holdings, 6801 Industrial Road, Springfield, VA 22151
(9)	Crowell and Moring, 1001 Pennsylvania Avenue, N.W., Washington, D.C. 20004
(10)	Washington Gas Energy Services, Inc. Suite 200—13865 Sunrise Valley Drive, Herndon, VA 20171
(11)	American Combustion Industries, Inc., 3520 Bladensburg Road, Brentwood, MD 20722
(12)	6500 Broadmoor Terrace, Ijamsville, MD 21754
(13)	Northrop Grumman Corp. Suite 800—1001 19th Street North, Arlington, VA 22209
(14)	Washington Gas Light Company, 101 Constitution Ave., N.W., Washington, D.C. 20080
(15)	Washington Gas Energy Systems, Inc. Suite A—6706 Whittier Ave., McLean, VA 22101
(16)	Washington Gas Light Company, 6801 Industrial Road, Springfield, VA 22151
(17)	McGuire Woods LLP, 1750 Tysons Blvd., McLean, VA 22102
(18)	1005 Eaton Dr., McLean, VA 22102

ITEM 6.	Officers and Directors

PART II.	Financial Connections as of September 30, 2003

Name of Officer or	Name and Location of	Position Held in	Applicable
Director (1)	Financial Institution (2)	Financial Institution (3)	Exemption Rule (4)

James H. DeGraffenreidt, Jr.	Harbor Bank	Director	Rule 70(a)
25 W. Fayette Street
Baltimore, MD 21201

Karen Hastie Williams	Suntrust Bank, Inc.(*)	Director	Rule 70(a)
(Suntrust Mid-Atlantic)
1445 New York Ave.,NW
Washington, D.C. 20005

(*) Suntrust Bank Parent Headquarters located at 303 Peachtree Street, N.E. Atlanta, GA 30308

PART III.	Compensation and Other Related Information

The following disclosures were made in WGL Holdings, Inc.’s definitive Proxy Statement dated filed with the SEC on January 28, 2004, for the March 2, 2004, Annual Meeting of Shareholders and, or the Form 10-K of WGL Holdings, Inc., dated December 17, 2003, for fiscal year ended September 30, 2003, which are hereby incorporated by reference.

(a)	Compensation of directors and executive officers of system companies:

Compensation for non-employee directors and executive officers of system companies is reported in the WGL Holdings, Inc. Proxy Statement.

(b)	Interest of directors and executive officers in the securities of system companies, including options or other rights to acquire securities:

Interest of directors and executive officers in the security ownership of system companies, is reported in the WGL Holdings, Inc. Proxy Statement.

(c)	Directors’ and executive officer contracts and transactions with system companies:

Contracts and transactions with system companies by directors and executive officers, as defined in the rules of the Securities Act of 1933 (17 CFR 230.405), were reported in Exhibits to Form 10-K and in the WGL Holdings, Inc. Proxy Statement.

(d)	Directors’ and executive officers’ indebtedness to system companies:

None.

(e)	Directors’ and executive officers participation in bonus and profit-sharing arrangements and other benefits :

Participation in bonus and profit-sharing arrangements by directors’ and executive officers’, as defined in the rules of the Securities Act of 1933 (17 CFR 230.405), was reported in the WGL Holdings, Inc. Proxy Statement and in Form 10-K.

Accounting disclosures for WGL Holdings, Inc. stock-based compensation were reported in Note 13—Stock-Based Compensation to the Consolidated Financial Statements in WGL Holdings, Inc.’s Annual Report on Form 10-K.

(f)	Directors’ and executive officers’ rights to indemnity:

No such disclosures are required or contained in WGL Holdings, Inc. Proxy Statement or Form 10-K.

ITEM 7.	Contributions and Public Relations

1.	WGL Holdings, Inc. and its subsidiaries have established political action committees and have incurred certain costs in accordance with the provisions of the Federal Election Campaign Act, for the administration of such committees.

2.	Expenditures, disbursements or payments for the account of any citizens group or public relations counsel are as follows:

None

ITEM 8.	Service, Sales and Construction Contracts

PART I.	Intercompany Sales and Services

Confidential Treatment for the Following Portion of WGL Holdings, Inc. response to this item is requested pursuant to Rule 104(b).

PART II.	Contracts to Purchase Services or Goods Between any System company and Any Affiliate None.

PART III.	Employment of Any Person by Any System Company for the Performance on a continuing Basis of Management Services None.

ITEM 9.	Wholesale Generators and Foreign Utility Companies None.

ITEM 10.	Financial Statements And Exhibits

Confidential Treatment for the Following Portion of WGL Holdings, Inc.’s response to this item is requested pursuant to Rule 104(b).

ITEM 10.	Financial Statements And Exhibits

Exhibits

Exhibit A –	Form 10-K of WGL Holdings, Inc. for fiscal year ended September 30, 2003 – incorporated by reference
Exhibit A1–	Consent of Deloitte & Touche LLP
Exhibit B –	Articles of Incorporation and Bylaws – incorporated by reference to Form 10-K of WGL Holdings, Inc. for fiscal year ended September 30, 2003.
Exhibit D –	Tax Allocation Agreement incorporated by reference to Form U5S for the fiscal year ended September 30, 2001
Exhibit E –	Form 8-K of WGL Holdings, Inc. for Virginia Regulatory Matters filed December 23, 2003 – incorporated by reference.

SIGNATURE

     Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

WGL Holdings, Inc.

By	/s/ Mark P. O’Flynn

Mark P. O’Flynn (Controller)

Date	January 28, 2004